UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: October 19, 2011
Commission File Number: 001-33701
Fly Leasing Limited
(Exact Name of registrant as specified in its charter)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

Closing of Acquisition
On August 4, 2011, Fly Leasing Limited (the “Company”) announced that it had entered into a Purchase Agreement with, among others, Global Aviation Asset Management (“GAAM”), to purchase a portfolio of 49 aircraft valued at approximately $1.4 billion and managed by GAAM. On October 14, 2011, the Company completed the acquisition. The purchase was funded with approximately $115 million of the Company’s unrestricted cash (net of cash acquired as part of the acquisition) and the assumption of approximately $1.2 billion of secured, non-recourse debt. The Company now has 109 aircraft on lease to 53 airlines in 29 countries. Pro forma and historical financial statements for the acquired companies will be provided to investors no later than December 28, 2011 (75 days after completion of the acquisition). The attached press release is incorporated by reference herein.
The table below describes the acquired aircraft:

			Date of
Lessee Name	Aircraft Type	Airframe Type	Manufacture
Aeromexico	B737-700	Narrowbody	2006
Air Berlin	B737-800	Narrowbody	1998
Air Berlin	B737-800	Narrowbody	1998
Air Berlin	B737-800	Narrowbody	1998
Air Berlin	B737-800	Narrowbody	1999
Air China	B737-800	Narrowbody	2002
Air Europa	B737-800	Narrowbody	1999
Air France	A319-100	Narrowbody	2000
Air France	A340-300	Widebody	1993
British Airways	A320-200	Narrowbody	2002
British Airways	A320-200	Narrowbody	2002
British Airways	A320-200	Narrowbody	2002
British Airways	A320-200	Narrowbody	2002
China Eastern	A319-100	Narrowbody	2000
China Eastern	A319-100	Narrowbody	2000
China Eastern	A319-100	Narrowbody	2000
China United	B737-700	Narrowbody	1999
Finnair	A319-100	Narrowbody	2002
Finnair	A320-200	Narrowbody	2003
Frontier	A319-100	Narrowbody	2001
Hainan Airlines	B737-800	Narrowbody	2007
Hainan Airlines	B737-800	Narrowbody	2007
Hainan Airlines	B737-800	Narrowbody	2007
Iberia	A319-100	Narrowbody	2000
Jet Lite	B737-700	Narrowbody	2002
Kenya Airways	B737-800	Narrowbody	2006
Kingfisher	A319-100	Narrowbody	2005
Kingfisher	A319-100	Narrowbody	2005
Qantas	B737-800	Narrowbody	2005

			Date of
Lessee Name	Aircraft Type	Airframe Type	Manufacture
Qantas	A320-200	Narrowbody	2005
Qantas	A320-200	Narrowbody	2005
Qantas	B717-200	Narrowbody	2001
Qantas	B717-200	Narrowbody	2001
Qantas	B717-200	Narrowbody	2001
Qantas	B717-200	Narrowbody	2001
Qantas	B717-200	Narrowbody	2001
Qantas	B717-200	Narrowbody	2001
Ryanair	B737-800	Narrowbody	2006
Ryanair	B737-800	Narrowbody	2006
SAA	A319-100	Narrowbody	2004
Spanair	A320-200	Narrowbody	2003
TAM	A320-200	Narrowbody	2002
TAM	A320-200	Narrowbody	2006
TAM	A320-200	Narrowbody	2006
THY	A320-200	Narrowbody	2005
THY	A320-200	Narrowbody	2005
Virgin Atlantic	A340-600	Widebody	2006
Virgin Atlantic	A340-600	Widebody	2006
Virgin Australia	B737-700	Narrowbody	2001
Amendment of Management Agreement and Entry into New Servicing Agreements
In connection with the completion of this acquisition, the Company amended its Management Agreement (the “Management Agreement”) with Fly Leasing Management Co. Limited (the “Manager”) and entered into new servicing agreements with affiliates of BBAM Limited Partnership related to the newly acquired aircraft. Consistent with the Company’s other recent aircraft acquisitions, the servicing agreements for the newly acquired aircraft provide that the Company will pay the servicer 3.5% of the monthly rents actually collected from lessees of the acquired aircraft, plus an administrative fee of $1,000 per month per each of the acquired aircraft.
Pursuant to the amended Management Agreement, the Company will generally pay the Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of gross acquisition costs in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. However, with respect to the 49 aircraft acquired on October 14, 2011, the Company will pay its Manager a reduced one-time acquisition fee of $12.5 million (approximately 0.9% of the $1.4 billion portfolio value of the acquired aircraft). In addition, the Company will pay the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of any of these 49 aircraft made on or prior to October 14, 2013 if the gross proceeds on such disposition exceed the net book value of such aircraft. The disposition fee payable on these acquired aircraft after October 14, 2013 will be 1.5% of aggregate gross proceeds on disposition.
Beginning on October 15, 2011, the Company has agreed to make quarterly payments to the Manager in the amount of $2.5 million, subject to an annual adjustment indexed to the consumer price index applicable to the previous year. This amounts includes compensation paid to the Manager’s management team in respect of services provided to the Company pursuant to the Management Agreement, as well as the Manager’s corporate overhead. The amount is subject to adjustment by notice from the Manager and the approval of the Company’s independent members of its board of directors. The Company also will continue to pay or reimburse the Manager for certain out-of-pocket expenses.

The current term of the Management Agreement expires on April 29, 2015. The Management Agreement will be automatically extended for additional five-year terms unless terminated by either party on 12 months written notice. The Company will pay a termination fee to the Manager if it elects not to renew the Management Agreement after the end of the first three five-year terms or if the Manager terminates the Management Agreement for cause. The termination fee is equal to three times the non-renewal base amount after the end of the first five-year term, two times this amount after the end of the second five-year term and one time this amount after the end of the third five-year term. The non-renewal base amount is equal to $6 million, plus 50% of any annual management fees up to an additional $6 million.

Exhibit	Title

99.1	Press Release dated October 17, 2011
This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-163036), first filed with the Securities and Exchange Commission on November 10, 2009; and Registration Statement on Form S-8, as amended (Reg. No. 333-166667), first filed with the Securities and Exchange Commission on May 7, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)
Date: October 19, 2011	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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